
February 17, 2021

William Clough
Chief Legal Counsel
Orbital Energy Group, Inc.
1924 Aldine Western
Houston, Texas 77038

> **Re: Orbital Energy Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 3, 2021**
> **File No. 333-252682**

Dear Mr. Clough:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note recent volatility in the price of your common shares listed on the Nasdaq Capital Market. Please revise your registration statement to provide specific, tailored disclosure about volatility in your trading price and market events and conditions, including your particular situation and the potential impact on investors. Refer to the guidance in the Division of Corporation Finance's Sample Letter to Companies Regarding Securities Offerings During Times of Extreme Price Volatility, which is available on the Commission's website. If you believe that certain comments are not relevant given the particular circumstances of your business, please explain.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Cronin